FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2008

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: February 14, 2008	/s/ Ron Little Name: Ron Little Title: Chief Executive Officer

Orezone Bombore Project Initial Resource Estimate

576,000 oz Indicated and 501,000 oz Inferred Resources

February 14, 2008 - Orezone Resources Inc. (OZN: TSX, AMEX) is pleased to announce the results of a National Instrument 43-101 compliant gold resource estimate of its Bombore Project in Burkina Faso, West Africa. The estimate performed by Met-Chem Canada Inc., of Montreal, Quebec confirms a total indicated resource of 576,000 oz contained in 29.6 million tonnes (Mt) at a grade of 0.61 g/t along with inferred resources of 501,000 oz contained within 23.7 Mt at a grade of 0.66 g/t (Table 1). This resource estimate is based on reverse circulation (RC) and core drilling data compiled up to March 2007 to a depth of 60m using a 0.4 g/t lower cut off and 3.0 g/t top cut. The resources occur in five zones contained within the Bombore geochemical anomaly. This gold-in-soil anomaly overlying the resources, extends virtually uninterrupted at a level of +0.1g/t for more than 14km and represents the largest gold anomaly in Burkina Faso.

Table 1 2008 Met-Chem NI 43-101 resource estimate for the Bombore deposit, Burkina Faso, West Africa

Category	Tonnes	Au Grade (g/t)	Ounces
Indicated	29,563,000	0.61	576,000
Inferred	23,771,000	0.66	501,000

The current resource estimate was intended to establish a NI 43-101 compliant baseline to define the scope and character of the mineralization at Bombore by including a geostatistical analysis. Based on the results of this work Met-Chem concluded that Bombore represents a distinctive low-grade bulk-tonnage gold (Au) deposit and noted that “the gold mineralization is pervasive at the +0.2 g/t level”. Recently published studies on the metallogeny of Burkina Faso gold deposits specifically note that the “disseminated deposit style” represents the most favourable exploration target due to the potential size and similarities with some of the largest gold deposits in neighbouring Ghana.

Guided by the new resource models and in response to recommendations, Orezone initiated a 6,000 m core drilling program in December 2007 which will immediately be followed by a 20,000 m RC program in Q2 2008. The aim of these programs is to expand the near surface oxide resource and provide geostatistical data to support a lower cut off limit for future resource calculations.

“Our understanding of Bombore is evolving and the new models and current drilling will provide us with an opportunity to rapidly and significantly expand the gold resource at Bombore,” stated Steve King, VP, Exploration for Orezone.

Drilling on the Bombore property was supervised by M.S. (Steve) King, P. Geo., VP, Exploration for Orezone, who is a Qualified Person under National Instrument 43-101 and has reviewed and approved the technical information in this release. Orezone employs a rigorous Quality Control Program (QCP) employing a minimum 10% standards, blanks and duplicates. Analysis was completed at Abilab Burkina SARL Ouagadougou (subsidiary of ALS Laboratory group) for bottle roll (LeachWELL™) and ALS Chemex (formerly Abilab) Bamako for Fire Assay. Orezone holds a 50% interest in the project and can earn to a 100% (less a 1% net smelter royalty) by completing a feasibility study and $1M cash payment.

Orezone is an explorer and emerging gold producer whose main asset is Essakane, the largest gold deposit in Burkina Faso, West Africa. Essakane contains 4.0 Moz of indicated resources and 1.3 Moz of inferred resources at a 0.5 g/t cut off. Reserves contained within a US$500 gold price mine plan are 2.65 Moz. The deposit remains open and untested below 300 m from surface and is surrounded by several satellites deposits. Orezone has a pipeline of developing projects, all located in politically stable areas of West Africa, one of the world’s fastest growing gold producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact Orezone at (613) 241-3699 or Toll Free: (888) 673-0663

Ron Little, CEO, rlittle@orezone.com	Pascal Marquis, President, pmarquis@orezone.com
Niel Marotta, VP Corp, nmarotta@orezone.com	Janet Eastman, Manager IR, jeastman@orezone.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Readers are advised that National Instrument 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. Readers should refer to the annual information form of Orezone for the year ended December 31, 2006, and other continuous disclosure documents filed by Orezone since January 1, 2007 available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:  This press release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.